As confidentially submitted to the Securities and Exchange Commission on June 10, 2026. This draft registration statement has not been publicly filed with the Securities and Exchange Commission, and all information contained herein remains strictly confidential.

Registration No. 333-[●]

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Wellgistics Health, Inc.

(Exact name of registrant as specified in its charter)

Delaware	8090	93-3264234
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Number)	(IRS Employer Identification No.)

3000 Bayport Drive

Suite 950

Tampa, FL 33607

844-203-6092

(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

Prashant Patel

3000 Bayport Drive

Suite 950

Tampa, FL 33607

844-203-6092

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Rajiv Radia, Esq.

Whiteford, Taylor & Preston LLP

1021 E. Cary Street, Suite 2001

Richmond, VA 23219

804-807-7376

As soon as practicable after the effective date of this Registration Statement.

(Approximate date of commencement of proposed sale to the public)

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer”, “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. The Selling Stockholders may not sell these securities until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS - SUBJECT TO COMPLETION, DATED June 10, 2026

Wellgistics Health, Inc.

32,765,882 Shares of Common Stock

This prospectus relates to the resale, from time to time, by the selling stockholders identified herein (the “Selling Stockholders”) of up to 32,765,882 shares of our common stock, par value $0.0001 per share (the “Common Stock”), consisting of (i) 439,059 shares issuable upon conversion of secured convertible promissory notes issued on January 16, 2026 (the “January Notes”), (ii) 27,716 shares issuable upon the exercise of placement agent warrants issued to Dawson James Securities, Inc. and its designees in connection with the January 2026 financing (the “January PA Warrants”), (iii) 1,282,143 shares of Common Stock previously issued in private transactions to certain stockholders and now held by such stockholders, (iv) 21,132,813 shares issuable upon conversion of convertible promissory notes issued on May 27, 2026 (the “May Notes”), (v) 8,298,225 shares issuable upon the exercise of warrants issued in connection with the May 2026 financing (the “PIPE Warrants”), and (vi) 1,418,444 shares issuable upon the exercise of placement agent warrants issued to Dawson James Securities, Inc. and its designees in connection with the May 2026 financing (the “May PA Warrants”) (collectively, the “Securities” or “Registrable Securities”). The May PA Warrants and the January PA Warrants, collectively, the “PA Warrants”).

We are not selling any shares of Common Stock under this prospectus and will not receive any proceeds from the sale of the Registrable Securities by the Selling Stockholders. Any proceeds received by us upon the cash exercise of the PIPE Warrants, the May PA Warrants and the January PA Warrants, if exercised for cash, will be used as described under “Use of Proceeds.”

The Selling Stockholders may sell the Registrable Securities described in this prospectus in a number of different ways and at varying prices, including through public or private transactions at prevailing market prices, at prices related to prevailing market prices, or at privately negotiated prices, as described under “Plan of Distribution.”

Our Common Stock is traded on the Nasdaq Capital Market under the symbol “WGRX”. On June 10, 2026, the last reported sale price of our Common Stock on the Nasdaq Capital Market was $3.74 per share. There is no established public trading market for any of the warrants and we do not expect a market to develop.

Investing in our securities involves risks. You should review carefully the risks and uncertainties described under the heading “Risk Factors” contained in this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense. The securities are not being offered in any jurisdiction where the offer is not permitted.

The date of this prospectus is June 10, 2026

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ABOUT THIS PROSPECTUS

You should rely only on the information that we have provided or incorporated by reference in this prospectus. Neither we nor the Selling Stockholders have authorized anyone to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. You should assume that the information in this prospectus is accurate only as of the date on the cover of the document and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference, regardless of the time of delivery of this prospectus or any sale of a security. Our business, financial condition, results of operations and prospects may have changed since those dates.

This prospectus and the documents incorporated by reference into this prospectus include statistical and other industry and market data that we obtained from industry publications and research, surveys and studies conducted by third parties. Industry publications and third-party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. Although we believe these third-party sources are reliable as of their respective dates, neither we nor the Selling Stockholders have independently verified the accuracy or completeness of this information.

The Selling Stockholders are offering the shares of Common Stock only in jurisdictions where such issuances are permitted. The distribution of this prospectus and the issuance of the shares of Common Stock in certain jurisdictions may be restricted by law. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the issuance of the shares and the distribution of this prospectus outside the United States. This prospectus does not constitute, and may not be used in connection with, an offer to sell, or a solicitation of an offer to buy, the shares of Common Stock offered by this prospectus by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation.

This prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of some of the documents referred to herein have been filed, will be filed or will be incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and you may obtain copies of those documents as described below under the sections entitled “Where You Can Find Additional Information” and “Incorporation of Certain Information By Reference.”

Except as otherwise indicated herein or as the context otherwise requires, references in this prospectus to “Wellgistics Health,” “the Company,” “we,” “us,” “our” and similar references refer to Wellgistics Health, Inc., an entity incorporated under the laws of the State of Delaware.

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference into this prospectus contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Such forward-looking statements concern our anticipated results and progress of our operations in future periods, planned exploration and, if warranted, development of our properties, plans related to our business and other matters that may occur in the future. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. All statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “expect,” “estimate,” “may,” “will,” “could,” “leading,” “intend,” “contemplate,” “shall” and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. The section in this prospectus entitled “Risk Factors” and the sections in our periodic reports, including the section in our most recent Annual Report on Form 10-K entitled “Business,” and those risk factors identified in reports subsequently filed with the SEC, including our Quarterly Reports on Form 10-Q incorporated herein by reference entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, as well as other sections in this prospectus and the documents or reports incorporated by reference into this prospectus, discuss some of the factors that could contribute to these differences. Forward-looking statements in this prospectus and the documents incorporated by reference herein and therein include, but are not limited to, statements with respect to:

●	our ability to generate revenue or achieve profitability;
●	our ability to obtain additional financing on acceptable terms, if at all;
●	fluctuations in the results of our operations from period to period;
●	general economic and financial conditions; the adverse effects of public health epidemics, including the recent coronavirus outbreak, on our business, results of operations and financial condition;
●	our ability to anticipate changes in popular culture, media and movies, fashion and technology;
●	competitive pressure from other distributors of content and within the retail market;
●	our reliance on and relationships with third-party production and animation studios;
●	our ability to market and advertise our products;
●	our reliance on third-parties to promote our products;
●	our ability to keep pace with technological advances;
●	performance of our information technology and storage systems;
●	a disruption or breach of our internal computer systems;
●	our ability to retain key personnel;
●	our ability to successfully identify appropriate acquisition targets, successfully acquire identified targets and successfully integrate the business of acquired companies;
●	the impact of federal, state or local regulations on us or our vendors and licensees;
●	our ability to protect and defend against litigation, including intellectual property claims;
●	the volatility of our stock price;
●	the marketability of our stock;
●	the marketability of our stock;
●	our broad discretion to invest or spend the proceeds of our financings in ways with which our stockholders may not agree and may have limited ability to influence; and
●	other risks and uncertainties set forth herein and in the documents incorporated by reference herein under the heading “Risk Factors”.

Any or all of our forward-looking statements in this prospectus may turn out to be wrong. They can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties. Consequently, no forward-looking statement can be guaranteed. Actual results may vary materially from those set forth in forward-looking statements. The uncertainties that may cause differences include, but are not limited to: our need for additional funds to finance our operations; our history of losses; anticipated continuing losses and uncertainty of future financing; market acceptance of our services; the sufficiency of our existing capital resources; competition from other companies; the risk of technological obsolescence; uncertainties related to our ability to obtain intellectual property protection for our technology; and dependence on officers, directors and other individuals.

We will not update forward-looking statements, whether as a result of new information, future events or otherwise, unless required by law. You are advised to consult any further disclosures we make in our reports to the SEC, including our reports on Forms 10-K, 10-Q and 8-K. Our filings list various important factors that could cause actual results to differ materially from expected results. We note these factors for investors as permitted by the Private Securities Litigation Reform Act of 1995. You should understand that it is not possible to predict or identify all such factors. Consequently, you should not consider any such list to be a complete set of all potential risks or uncertainties.

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PROSPECTUS SUMMARY

This summary contains basic information about us and this offering. This summary highlights selected information contained elsewhere in, or incorporated by reference into, this prospectus. This summary is not complete and may not contain all of the information that is important to you and that you should consider before deciding whether or not to invest in our securities. For a more complete understanding of our Company and this offering, you should carefully read this prospectus, including any information incorporated by reference herein in its entirety. Investing in our securities involves risks that are described in this prospectus under the heading “Risk Factors,” under the headings “Item 1A. Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2024, in our Quarterly Reports on Form 10-Q and in our other filings with the SEC.

Our Company

Overview

Founded in 2022, we are a holding company for existing and future planned operating companies centered around pharmaceuticals and healthcare services. Currently, we exist as a holding company conducting business through two wholly owned subsidiaries— Wood Sage LLC (“Wood Sage”) and Wellgistics, LLC—and two indirect subsidiaries—Wellgistics Tech & Hub, LLC (f/k/a Alliance Pharma Solutions LLC d/b/a DelivMeds) (“Wellgistics Tech & Hub”) and Wellgistics Pharmacy, LLC (f/k/a Community Specialty Pharmacy, LLC) (“Wellgistics Pharmacy”).

In January 2023, we entered into a Membership Interest Purchase Agreement with Nikul Panchal, an individual resident of the State of Florida in connection with our acquisition of Wood Sage (the “Wood Sage Acquisition”). We completed the Wood Sage Acquisition on June 16, 2024. Wood Sage is a holding company formed as a limited liability company formed under the laws of Florida on June 27, 2014, holding all of the equity interests in Wellgistics Tech & Hub, a company focusing on back-end healthcare technology, and Wellgistics Pharmacy, a community pharmacy.

In May 2023, we entered into a Membership Interest Purchase Agreement (the “Wellgistics MIPA”) with Wellgistics, LLC and its owners, Strategix Global LLC, Nomad Capital LLC, Jouska Holdings LLC, and Brian Norton (the “Wellgistics MIPA”), whereby we agreed to acquire all of the issued outstanding membership interests of Wellgistics, LLC (the “Wellgistics Acquisition”). Wellgistics, LLC was founded in 2013 and is a distributor of pharmaceutical products. After negotiating and executing subsequent amendments to the Wellgistics MIPA, we closed on the Wellgistics Acquisition on August 30, 2024. We have entered into several amendments to the Wellgistics MIPA after closing on the Wellgistics Acquisition as detailed in the sections of this prospectus entitled “Business,” “Unaudited Pro Forma Combined Financial Information” and “Certain Relationships and Related Person Transactions.”

In April 2025, we entered into an Agreement and Plan of Merger (the “Peek Merger Agreement”) by and among Wellgistics Health, Inc., Wellpeek Merger Sub 1, Inc., Wellpeek Merger Sub 2, LLC, Peek Healthcare Technologies, Inc. (“Peek”), and the Stockholder Representative (as defined in the Peek Merger Agreement) whereby we will acquire Peek, a pioneering digital prescription platform, and its subsidiaries, Lumina Marketing, LLC and Lumina Therapeutics, LLC, that provide a range of consulting services to brand-name and specialty-lite drug manufacturers in the areas of market access, branding, and commercialization.

In November 2025, we entered into a license agreement with DataVault AI Inc. (“DataVault”) pursuant to which DataVault shall license certain intellectual property to the Company which the Company intends to use for purposes of developing manufacturer-to-patient blockchain-enabled smart contracts designed to optimize the Company’s proprietary technology and physical infrastructure for the prescription drug industry.

We seek to be a micro health ecosystem, with a portfolio of companies consisting of a pharmacy, wholesale operations, and a technology division that provides a novel platform for hub and clinical services. We are focused on improving the lives of patients while delivering unique solutions for pharmacies, providers, pharmaceutical manufacturers, and payors. With the successful integration of our patient-centric approach and innovative healthcare applications, we intend to shift the dynamic of pharmaceutical care to revolve around the patient for a wide range of therapeutic conditions by offering a full spectrum of integrated solutions as a result of leveraging the synergies of our business segments to address access, care coordination, dispensing, delivery, and clinical management of pharmaceutical products ranging from “specialty-lite” to general maintenance conditions.

Recent Financing

January Notes and January PA Warrants

On January 5, 2026, we entered into a note purchase agreement with certain investors whereby the Company agreed to issue and sell to the investors in a private offering up to $3,125,000 in aggregate principal amount of convertible promissory notes (the “Original Notes”) (the “First Offering”). The aggregate purchase price payable by all investors for the Original Notes is $2,500,000, reflecting a 20% original issue discount. The Original Notes accrue interest at 0% (18% upon an event of default), mature on the earlier of six months from issuance or the closing of a qualified financing, and are convertible at the option of the holder into shares of Common Stock at a conversion price of $0.4057 per share. The Original Notes are guaranteed by a subsidiary. We issued common stock purchase warrants to the placement agent and its designees to purchase a number of shares of Company common stock equal to 5% of the aggregate gross proceeds received by the Company with an exercise price equal to the closing price of the common stock on the last trading day before closing of the First Offering.

In connection with the First Offering, we also entered into a placement agency agreement with Dawson James Securities, Inc. (“Dawson James”), pursuant to which we paid cash selling commissions of 6.5% of the gross proceeds and issued common stock purchase warrants to Dawson James and its designees to purchase a number of shares equal to 5% of aggregate gross proceeds at an exercise price equal to the closing price of our Common Stock on the last trading day prior to closing of the First Offering. The securities were issued in reliance upon exemptions from registration under Section 4(a)(2) of the Securities Act and/or Rule 506(b) of Regulation D.

On January 16, 2026, we entered into a Note Purchase Agreement (the “Note Purchase Agreement”) with certain investors pursuant to which we agreed to issue and sell up to $8,125,000 in aggregate principal amount of secured convertible promissory notes (the “January Notes”) in a private offering for an aggregate purchase price of $6,500,000, reflecting a 20% original issue discount (the “Second Offering”). The Original Notes were rolled over into this Second Offering, such that the aggregate purchase price of $6,500,000 include the aggregate purchase price of $2,500,000 from the First Offering. The Notes accrue interest at 0% (18% upon an event of default), mature on the earlier of six months from issuance or the closing of a Qualified Financing (as defined in the Note Purchase Agreement), and are convertible at the option of the holder into shares of Common Stock at a conversion price of $0.4057 per share. The Notes are guaranteed by a subsidiary and secured by our and our wholly owned subsidiaries’ assets pursuant to the security agreements referenced in our Current Report on Form 8-K.

In connection with the Second Offering, we also entered into a placement agency agreement with Dawson James., pursuant to which we paid cash selling commissions of 6.5% of the gross proceeds and issued common stock purchase warrants to Dawson James and its designees to purchase a number of shares equal to 5% of aggregate gross proceeds at an exercise price equal to the closing price of our Common Stock on the last trading day prior to closing of the Second Offering. The securities were issued in reliance upon exemptions from registration under Section 4(a)(2) of the Securities Act and/or Rule 506(b) of Regulation D.

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We have also agreed to issue Dawson James (or its designees) five-year common stock purchase warrants to purchase a number of shares of Company common stock equal to 5% of the aggregate gross proceeds received by the Company with an exercise price equal to the closing price of the common stock of the Company on the last trading day before closing.

May Notes, PIPE Warrants and May PA Warrants

On May 27, 2026, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) with certain accredited investors, pursuant to which the Company agreed to issue and sell to the purchasers convertible promissory notes in the aggregate principal amount of $21,132,812.50 (the “May Notes”) and warrants to purchase shares of the Company’s common stock, par value $0.0001 per share (the “PIPE Warrants”). The May Notes are being issued for an aggregate cash purchase price of $16,906,250, reflecting a 20% original issue discount, before deducting placement agent fees and offering expenses. The closing of the offering occurred on May 27, 2026.

The May Notes mature on the twelve-month anniversary of their issuance unless earlier converted or repaid in accordance with their terms and bear interest at a rate of 0% per annum. The Company may not prepay the May Notes without the consent of the applicable holder. Unless waived by holders of a majority in principal amount of the then outstanding May Notes, the Company is required to apply the net cash proceeds received by the Company from any Qualified Financing (as defined in the May Notes) to the repayment of the May Notes on a pro rata basis, subject to certain customary and transaction-specific exclusions.

At any time before the Mandatory Conversion Date (as defined below), the May Notes are convertible, in whole or in part, at the option of the holder, into shares of common stock at a conversion price equal to the lesser of (i) $6.00 per share and (ii) 100% of the closing price of the common stock on the trading day immediately preceding the applicable conversion date, subject to an initial floor price of $1.00 per share and adjustment as provided in the May Notes.

Upon the later to occur of (i) the date on which the resale registration statement covering the applicable registrable securities is declared effective by the Securities and Exchange Commission, (ii) the date on which the Company has obtained the Required Stockholder Approval (as defined below), (iii) the effectiveness of any amendment to the Company’s certificate of incorporation necessary to authorize blank check preferred stock, and (iv) the filing of the certificate of designation for a new series of convertible preferred stock with the Secretary of State of the State of Delaware (the “Mandatory Conversion Date”), the outstanding balance of the May Notes will automatically convert into shares of the Company’s Series A Convertible Preferred Stock (the “Series A Preferred Stock”), with each share of Series A Preferred Stock having a stated value of $1,000. Effective as of the Mandatory Conversion Date, the conversion price will be deemed reset and thereafter will equal the lesser of (x) $50.00 per share and (y) 100% of the closing price of the Common Stock on the trading day immediately preceding the applicable conversion date, subject to the applicable floor price and adjustment as provided in the Notes and the certificate of designation.

The certificate of designation for the Series A Preferred Stock provides that, beginning six months from the date of issuance, the Series A Preferred Stock will accrue dividends equal to 10% of the stated value over each subsequent twelve-month period, with such dividends accruing on a monthly basis and being added to the stated value. The Series A Preferred Stock will generally vote together with the common stock as a single class on an as-issued basis of one vote per share, subject to certain separate class consent rights. Upon a liquidation, dissolution or winding-up of the Company, the holders of Series A Preferred Stock will be entitled to receive, on a pari passu basis with the holders of Common Stock, for each share of Series A Preferred Stock, an amount equal to the greater of (i) the stated value of such share and (ii) the amount that a holder of common stock would receive if such share of Series A Preferred Stock were fully converted into common stock, disregarding conversion limitations.

The Purchase Agreement and the related transaction documents contain a beneficial ownership limitation of 9.99% and an exchange cap equal to 19.99% of the shares of Common Stock or voting power outstanding immediately before execution of the Purchase Agreement, calculated in accordance with the rules of the applicable trading market, including Nasdaq Listing Rule 5635(d) (the “Exchange Cap”). Prior to receipt of the Required Stockholder Approval, the Company may not issue, and the holders may not receive, shares of common stock pursuant to the transaction documents to the extent such issuance would exceed the Exchange Cap.

Under the Purchase Agreement, the Company agreed to use commercially reasonable efforts to obtain, as promptly as reasonably practicable following the Closing, stockholder approval to the extent required by Nasdaq Listing Rule 5635(d) and other applicable trading market rules for (i) the issuance of shares of common stock pursuant to the transaction documents in excess of the Exchange Cap, including shares issuable upon conversion of the Notes, conversion of the Series A Preferred Stock and exercise, including mandatory exercise or call, of the warrants, and (ii) to the extent required, an amendment to the Company’s certificate of incorporation to authorize blank check preferred stock (collectively, the “Required Stockholder Approval”). The Purchase Agreement provides that any proxy statement, information statement or other materials seeking such approval will be filed with the SEC no later than twenty calendar days following the closing and that the Company will file the certificate of designation within three business days after receipt of the Required Stockholder Approval.

The PIPE Warrants are exercisable for shares of common stock at an exercise price of $7.50 per share, subject to adjustment as provided therein, and expire on May 27, 2031. Each PIPE Warrant is exercisable for a number of shares of common stock equal to 150% of the initial principal amount of the May Note purchased by the applicable purchaser divided by the official closing price of the common stock on the date of issuance as reported by Nasdaq, without regard to conversion limitations in the May Notes. The PIPE Warrants include a cashless exercise feature and customary adjustments for stock splits, dividends, combinations, recapitalizations and similar events.

The PIPE Warrants also include a mandatory exercise or call feature pursuant to which, if the volume weighted average price of the common stock equals or exceeds 150% of the then-applicable exercise price of the applicable PIPE Warrant for at least five consecutive trading days, and specified equity conditions are satisfied, the Company may require the holder to exercise all or the applicable portion of such PIPE Warrant, subject to the applicable beneficial ownership limitation, the Exchange Cap, the Required Stockholder Approval and the rules and regulations of the applicable trading market. The PIPE Warrants further provide that the Company may, in its sole discretion and without the consent of the holder, reduce the cash exercise price payable upon exercise by up to 80% of the then-applicable exercise price solely for purposes of inducing a cash exercise, subject to the limitations set forth in the PIPE Warrants.

Assuming the PIPE Warrants are exercised in full for cash at the initial exercise price of $7.50 per share, without giving effect to any beneficial ownership limitations, the Exchange Cap, stockholder approval requirements, cashless exercise provisions, any reduced cash exercise price or other adjustments, the Company would receive gross proceeds of approximately $39.6 million from the exercise of the PIPE Warrants. In addition, assuming the May PA Warrants are exercised in full for cash at the same initial exercise price, the Company would receive additional gross proceeds of approximately $3.2 million, resulting in total potential gross proceeds of approximately $42.8 million from the exercise of the PIPE Warrants and May PA Warrants. There can be no assurance that any warrants will be exercised for cash, if at all.

The Company used a portion of the proceeds from this transaction to repay outstanding obligations owed to Marco Capital, Inc. under that certain Loan and Security Agreement, dated November 22, 2024, by and between Marco Capital, Inc. and Wellgistics, LLC, which obligations were guaranteed by Wellgistics Health, Inc. pursuant to a Guaranty Agreement dated November 22, 2024. As of May 5, 2026, the aggregate outstanding amount of such obligations was approximately $1.77 million.

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Registration Rights Pursuant to the Registration Rights Agreement

We agreed to prepare and file a registration statement covering the resale, on a continuous basis pursuant to Rule 415, of all registrable securities and to use commercially reasonable efforts to cause such registration statement to be declared effective and kept continuously effective during the effectiveness period specified therein.

Corporate Information

The mailing address of our principal executive office is 3000 Bayport Drive, Suite 950 Tampa, FL 33607, and our office’s telephone number is (844) 203-6092. Our website is located at www.wellgisticshealth.com. Information found on, or accessible through, our website is not a part of, and is not incorporated into this prospectus and any prospectus supplement and you should not consider it part of the prospectus or part of any prospectus supplement.

Implications of Being a Smaller Reporting Company

We are a “smaller reporting company” as defined in the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and have elected to take advantage of certain of the scaled disclosures available to smaller reporting companies. Accordingly, we may provide less public disclosure than larger public companies, including the inclusion of only two years of audited consolidated financial statements and only two years of management’s discussion and analysis of financial condition and results of operations disclosure and the inclusion of reduced disclosure about our executive compensation arrangements. As a smaller reporting company, we are also exempt from compliance with the auditor attestation requirements pursuant to the Sarbanes-Oxley Act. As a result, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests. We will continue to be a “smaller reporting company” until we have $250 million or more in public float (based on our Common Stock) measured as of the last business day of our most recently completed second fiscal quarter or, in the event we have no public float or a public float (based on our Common Stock) that is less than $700 million, annual revenues of $100 million or more during the most recently completed fiscal year.

Implications of Being an Emerging Growth Company

We are an “emerging growth company,” as defined in the Jobs Act. We will remain an emerging growth company until the earlier of (i) the last day of the fiscal year following the fifth anniversary of the date of the first sale of our Common Stock pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”); (ii) the last day of the fiscal year in which we have total annual gross revenues of $1.07 billion or more; (iii) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under applicable rules of the Securities and Exchange Commission (the “SEC”). We expect that we will remain an emerging growth company for the foreseeable future, but cannot retain our emerging growth company status indefinitely and will no longer qualify as an emerging growth company on or before the last day of the fiscal year following the fifth anniversary of the date of the first sale of our Common Stock pursuant to an effective registration statement under the Securities Act. For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from specified disclosure requirements that are applicable to other public companies that are not emerging growth companies.

These exemptions include: (i) being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure; (ii) not being required to comply with the requirement of auditor attestation of our internal controls over financial reporting; (iii) not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements; (iv) reduced disclosure obligations regarding executive compensation; and (v) not being required to hold a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We have taken advantage of certain reduced reporting requirements in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.

An emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected to avail ourselves of this extended transition period and, as a result, we will not be required to adopt new or revised accounting standards on the dates on which adoption of such standards is required for other public reporting companies.

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THE OFFERING

This prospectus relates to the resale or other disposition from time to time by the Selling Stockholders identified of up to 32,765,882 shares of our Common Stock. None of the shares registered hereby are being offered for sale by us.

Shares of Common Stock offered by the Selling Stockholders	Up to 32,765,882 shares of our common stock, par value $0.0001 per share, consisting of (i) 439,059 shares issuable upon conversion of the January Notes, (ii) 27,714 shares issuable upon the exercise of the January PA Warrants, (iii) 1,282,143 shares of Common Stock previously issued in private transactions to certain stockholders and now held by such stockholders, (iv) 21,132,813 shares issuable upon conversion of the May Notes, (v) 8,298,225 shares issuable upon the exercise of the PIPE Warrants, and (vi) 1,418,444 shares issuable upon the exercise of the May PA Warrants.

Common stock to be outstanding after this offering	33,664,162 shares of Common stock issued and outstanding, assuming the conversion of all January Notes and May Notes and exercise of all PA Warrants and PIPE Warrants.

Use of Proceeds

The Selling Stockholders will receive all of the proceeds of the sale of Common Stock offered from time to time pursuant to this prospectus. We may receive proceeds from the cash exercise of January PA Warrants, PIPE Warrants and May PA Warrants. See “Use of Proceeds.”

Plan of Distribution	The Selling Stockholders named in this prospectus, or their pledgees, donees, transferees, distributees, beneficiaries or other successors-in-interest, may offer or sell the shares of Common Stock offered hereby from time to time through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices. The Selling Stockholders may also resell the shares of Common Stock to or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions. See “Selling Stockholders.”

Risk Factors	See “Risk Factors” and the other information included in this prospectus for a discussion of factors you should carefully consider before investing in our securities.

Nasdaq Trading Symbol	Our Common Stock is listed on the Nasdaq under the symbol “WGRX”.

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RISK FACTORS

Our Annual Report on Form 10-K for the year ended December 31, 2025, which is incorporated by reference into this prospectus, our subsequent Quarterly Reports on Form 10-Q as well as our other filings with the SEC, include material risk factors relating to our business. Those risks and uncertainties and the risks and uncertainties described below are not the only risks and uncertainties that we face. Additional risks and uncertainties that are not presently known to us or that we currently deem immaterial or that are not specific to us, such as general economic conditions, may also materially and adversely affect our business and operations. If any of those risks and uncertainties or the risks and uncertainties described below actually occurs, our business, financial condition or results of operations could be harmed substantially. In such a case, you may lose all or part of your investment. You should carefully consider the risks and uncertainties described below and those risks and uncertainties incorporated by reference into this prospectus, as well as the other information included in this prospectus, before making an investment decision with respect to our common stock.

Risks Related to this Offering

The number of Securities being registered for resale is significant in relation to the number of our outstanding shares of Common Stock.

We have filed a registration statement of which this prospectus forms a part to register the Securities offered hereunder for sale into the public market by the Selling Stockholders. These shares represent a large number of shares of our outstanding shares of Common Stock, and if sold in the market all at once or at about the same time, could depress the market price of our Common Stock during the period the registration statement remains effective and could also affect our ability to raise equity capital.

Resales of our Common Stock in the public market by our stockholders as a result of this offering may cause the market price of our Common Stock to fall.

We are registering the Securities. Sales of substantial amounts of our Common Stock in the public market, or the perception that such sales might occur, could adversely affect the market price of our Common Stock. The issuance of new shares of Common Stock could result in resales of our Common Stock by our current stockholders concerned about the potential ownership dilution of their holdings. Furthermore, in the future, we may issue additional shares of Common Stock or other equity or debt securities exercisable or convertible into Common Stock. Any such issuance could result in substantial dilution to our existing stockholders and could cause our stock price to decline.

Investors who buy shares at different times will likely pay different prices.

Investors who purchase shares in this offering at different times will likely pay different prices, and so may experience different levels of dilution and different outcomes in their investment results.

Our management will have broad discretion over the use of the proceeds from the exercise of the PA Warrants, you may not agree with how we use the proceeds, and the proceeds may not be invested successfully.

The Selling Stockholders will receive all of the proceeds of the sale of shares of Common Stock offered from time to time pursuant to this prospectus. Accordingly, we will not receive any proceeds from the sale of shares of Common Stock that may be sold from time to time pursuant to this prospectus; however, we will receive proceeds from the cash exercise of the PA Warrants and the PIPE Warrants. We intend to use the proceeds from any cash exercise of the PA Warrants and the PIPE Warrants for working capital and general corporate purposes. However, we have not designated any portion of the proceeds received from the exercise of the PA Warrants and the PIPE Warrants to be used for any particular purpose. Accordingly, our management will have broad discretion as to the use of such proceeds and you will be relying on the judgment of our management with regard to the use of these proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. It is possible that, pending their use, we may invest the proceeds received from the exercise of the PA Warrants and the PIPE Warrants in a way that does not yield a favorable, or any, return for our company. Our management’s judgment may not result in positive returns on your investment and you will not have the opportunity to evaluate the economic, financial or other information upon which our management bases its decisions.

We do not intend to pay dividends in the foreseeable future on our Common Stock.

We have never paid cash dividends on our Common Stock. We currently intend to retain our future earnings, if any, to finance the operation and growth of our business and currently do not plan to pay any cash dividends in the foreseeable future. If we do not pay dividends, our Common Stock may be less valuable because a return on your investment will only occur if the market price of our Common Stock price appreciates.

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Private placement and other private issuances

On May 26, 2026, we effected a 1-for-50 reverse stock split of our Common Stock. Unless otherwise indicated, all share and per-share information in this section gives effect to this reverse stock split. The financings summarized below resulted in the issuance, or the right to acquire, shares of our Common Stock as follows:

●	shares issuable upon conversion of our January Notes, in the aggregate principal amount of $8,125,000, which were sold for an aggregate purchase price of $6,500,000, reflecting a 20% original issue discount (including $2,500,000 from the First Offering), and shares issuable upon exercise of January PA Warrants; and
●	shares issuable upon conversion of our May Notes, in the aggregate principal amount of $21,132,812.50, and upon exercise of PIPE Warrants and to the May PA Warrants.

The January Notes mature on the six-month anniversary of issuance accrue interest at 0% per annum (18% upon an event of default), and are convertible at the option of the holders at a fixed conversion price of $20.285 per share (reflecting the 1-for-50 reverse stock split). The January Notes are guaranteed by a subsidiary and secured by substantially all of the assets of the Company and its wholly owned subsidiaries pursuant to a security agreement and intellectual property security agreement. In connection with this financing, we paid a cash placement fee of 6.5% of gross proceeds and issued to the placement agent and its designees warrants to purchase a number of shares of common stock equal to 5% of aggregate gross proceeds at an exercise price equal to the closing price of the common stock on the last trading day prior to closing, as proportionally adjusted to reflect the 1-for-50 reverse stock split.

The May 2026 Notes mature on the twelve-month anniversary of issuance, accrue interest at 0% per annum, and, prior to the Mandatory Conversion Date, are convertible at the option of the holders at the lesser of (i) $6.00 per share and (ii) 100% of the closing price of the common stock on the trading day immediately preceding the applicable conversion date, subject to an initial $1.00 floor price and customary adjustments. On the Mandatory Conversion Date, following effectiveness of a resale registration statement covering the registrable securities, receipt of required stockholder approval(s) under Nasdaq rules (including Rule 5635(d)), authorization of blank check preferred stock, and filing of a certificate of designation, the outstanding balance of the May Notes will automatically convert into shares of our newly designated Series A Convertible Preferred Stock with a $1,000 stated value per share, which generally votes with Common Stock, accrues a 10% stated value dividend beginning six months after issuance, and is convertible into Common Stock at a reset conversion price equal to the lesser of (x) $50.00 per share and (y) 100% of the closing price of the Common Stock on the trading day immediately preceding conversion, subject to the applicable floor price and adjustments.

Shares Held by Other Selling Stockholders

In addition to the shares issuable upon conversion of the January Notes and May Notes and upon exercise of the PA Warrants and PIPE Warrants described above, this registration statement also covers the resale of shares of Common Stock previously issued to certain other stockholders who were not parties to the recent financing in May 2026 and January 2026. These shares were issued in prior private transactions, including issuances to directors, officers, consultants, or other service providers, and in connection with other exempt transactions, in each case in reliance on applicable exemptions from registration under the Securities Act, including Section 4(a)(2) thereof and/or Rule 506 of Regulation D.

The Company is not offering any of these shares for sale, did not receive any proceeds from the issuance of such shares, and will not receive any proceeds from the resale of such shares pursuant to this prospectus.

USE OF PROCEEDS

The Selling Stockholders will receive all of the proceeds of the sale of Securities offered from time to time pursuant to this prospectus. We may receive proceeds from the cash exercise of the PA Warrants and PIPE Warrants. We currently intend to use the net proceeds from such cash exercises for working capital and general corporate purposes.

The Selling Stockholders will pay any underwriting discounts, selling commissions, and transfer taxes applicable to the sale of the shares, and we will bear all other costs, fees, and expenses incurred in effecting the registration of the shares covered by this prospectus.

DIVIDEND POLICY

We have never declared or paid any cash dividends on shares of Common Stock and we do not currently intend to pay any cash dividends on our Common Stock in the foreseeable future. We expect to retain all available funds and future earnings, if any, to fund the development and growth of our business. Any future determination to pay dividends, if any, on our shares of Common Stock will be at the discretion of our board of directors and will depend on, among other factors, the terms of any outstanding preferred stock, our results of operations, financial condition, capital requirements and contractual restrictions.

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DESCRIPTION OF OUR CAPITAL STOCK

The following is a description of the material terms of our capital stock. This is a summary only and does not purport to be complete.

Authorized and Outstanding Capital Stock

The following description of our capital stock and provisions of our Amended and Restated Certificate of Incorporation, as amended (our “Certificate of Incorporation), and bylaws are summaries of material terms and provisions and are qualified by reference to our Certificate of Incorporation and bylaws, copies of which have been filed with the SEC as exhibits to the registration statement of which this prospectus forms a part.

Prior to the completion of this offering, our authorized capital stock consists of 500,000,000 shares of Common Stock, $0.0001 par value per share. On October 30, 2024, we effected a forward stock split of all issued and outstanding shares of Common Stock at a ratio of 1-to-1,677,000, resulting in 191,458,151 shares of issued and outstanding shares of Common Stock. On December 5, 2024, we effected a reverse stock split of all issued and outstanding shares of Common Stock at a ratio of 1-for-3.75, resulting in 51,055,508 shares of issued and outstanding shares of Common Stock. On February 24, 2025, we closed on our initial public offering of 888,889 shares of Common Stock. We have not authorized the issuance of preferred stock. On September 29, 2025, we filed a prospectus supplement with the SEC pursuant to Rule 424(b)(5) under the Securities Act of 1933, as amended, in connection with a registered public offering of its securities. Pursuant to that offering, we issued an aggregate of 7,142,862 shares of its common stock, together with warrants to purchase up to 7,142,862 shares of common stock. The warrants are exercisable immediately upon issuance at an exercise price of $0.70 per share and will expire five years from the date of issuance. On April 14, 2026, we filed a prospectus supplement with the SEC pursuant to Rule 424(b)(5) under the Securities Act of 1933, as amended, in connection with a registered public offering of its securities. Pursuant to that offering, we issued an aggregate of 3,578,254 shares of its common stock. On May 26, 2026, we effected a reverse stock split of all issued and outstanding shares of Common Stock as a ratio of 50-to-1, resulting in 2,647,198 shares of issued and outstanding shares of Common Stock.

As of the date of this prospectus, we have 2,647,198 shares of Common Stock issued and outstanding held by 43 stockholders of record.

Holders of our Common Stock are entitled to one vote for each share of Common Stock held of record for the election of directors and on all matters submitted to a vote of stockholders. Except as described under “Description of Securities We Are Offering – Anti-Takeover Effects of Delaware Law and Provisions of Our Amended and Restated Certificate of Incorporation and Bylaws” below, a majority vote of the holders of Common Stock present at a meeting in which a quorum is present is generally required to take action under our Certificate of Incorporation and bylaws. Holders of our Common Stock are entitled to receive dividends ratably, if any, as may be declared by our board of directors out of legally available funds, subject to any preferential dividend rights of any preferred stock then outstanding. Upon our dissolution, liquidation or winding up, holders of our Common Stock are entitled to share ratably in our net assets legally available after the payment of all our debts and other liabilities, subject to the preferential rights of any preferred stock then outstanding. Holders of our Common Stock have no preemptive, subscription, redemption, or conversion rights, and no sinking fund provisions are applicable to our Common Stock. The rights, preferences, and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Anti-Takeover Effects of Delaware Law and Provisions of Our Amended and Restated Certificate of Incorporation and Bylaws

Certain provisions of the DGCL and of our Certificate of Incorporation and bylaws effective immediately prior to the completion of this offering could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and, as a consequence, they might also inhibit temporary fluctuations in the market price of our Common Stock that often result from actual or rumored hostile takeover attempts. These provisions are also designed in part to encourage anyone seeking to acquire control of us to first negotiate with our board of directors. These provisions might also have the effect of preventing changes in our board of directors or management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders might otherwise deem to be in their best interests. However, we believe that the advantages gained by protecting our ability to negotiate with any unsolicited and potentially unfriendly acquirer outweigh the disadvantages of discouraging such proposals, including those priced above the then-current market value of our Common Stock, because, among other reasons, the negotiation of such proposals could improve their terms.

Delaware Takeover Statute

We are subject to the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

●	before the stockholder became interested, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

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●	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances, but not the outstanding voting stock owned by the interested stockholder; or

●	at or after the time the stockholder became interested, the business combination was approved by our board of directors and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines a business combination to include:

●	any merger or consolidation involving the corporation and the interested stockholder;

●	any sale, transfer, lease, pledge, exchange, mortgage or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

●	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

●	subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

●	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Provisions of Our Certificate of Incorporation and Bylaws

Our Certificate of Incorporation and bylaws include a number of provisions that may have the effect of delaying, deferring or discouraging another party from acquiring control of us and encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include the items described below.

Election of Directors

The election of directors is determined by a plurality of the votes cast by the stockholders present in person or represented by proxy at each annual stockholder meeting and entitled to vote thereon, except that if any annual stockholder meeting will not be held, such election will take place at any stockholders meeting called and held in accordance with the DGCL.

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Stockholder Meetings

Our bylaws provide that annual stockholder meetings will be held at a date, time, and place—whether remote or in person—as determined by our board of directors. Any stockholder seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at our annual meeting of stockholders, must provide written or printed notice of the annual meeting of stockholders stating the place, day and hour of the meeting, and in case of a meeting held by remote communication stating such means, will be delivered not less than ten nor more than 60 calendar days before the date of the meeting, either personally or by mail, to each stockholder of record entitled to vote at such meeting. Only the board of directors may call a special meeting of the stockholders upon delivery of the written notice described above, with such notice also setting forth the purpose(s) for which the meeting has been called. Our bylaws provide that our board of directors may adopt by resolution such rules and regulations for the conduct of stockholders meetings as the board of directors deems appropriate. Except to the extent inconsistent with such rules and regulations as adopted by our board of directors, the chairman of any meeting of the stockholders has the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairman, are appropriate for the proper conduct of the meeting. These rules, regulations, or procedures, may include, without limitation: (a) the establishment of an agenda or order of business for the meeting; (b) the determination of when the polls shall open and close for any given matter to be voted on at the meeting; (c) rules and procedures for maintaining order at the meeting and the safety of those present; (d) limitations on attendance at or participation in the meeting to stockholders of record of the corporation, their duly authorized and constituted proxies or such other persons as the chairman of the meeting shall determine; (e) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (f) limitations on the time allotted to questions or comments by participants.

Amendment to Certificate of Incorporation and Bylaws.

As required by the DGCL, any amendment of our Certificate of Incorporation must first be approved by a majority of our board of directors, and if required by law, must thereafter be approved by a majority of the outstanding shares entitled to vote on the amendment, and a majority of the outstanding shares of each class entitled to vote thereon as a class, except that the amendment of the provisions relating to stockholder action, directors, limitation of liability and the amendment of our Certificate of Incorporation must be approved by not less than two-thirds of the outstanding shares entitled to vote on the amendment, and not less than two-thirds of the outstanding shares of each class entitled to vote thereon as a class. Our bylaws may be amended by the affirmative vote of a majority vote of the directors then in office or a majority of our stockholders.

Transfer Agent and Registrar

Our transfer agent and registrar for our Common Stock is Colonial Stock Transfer Company, Inc., 7840 S 700 E, Sandy, UT 84070.

Listing

Our Common Stock is listed on Nasdaq under the trading symbol “WGRX”.

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SELLING STOCKHOLDERS

The Common Stock being offered by the Selling Stockholders are those previously issued to the Selling Stockholders, and those issuable to the Selling Stockholders, upon conversion of the Notes. For additional information regarding the issuances of those shares of Common Stock, see “Private Placement and Other Private Issuances” above. We are registering the shares of Common Stock in order to permit the Selling Stockholders to offer the shares for resale from time to time. Except for the ownership of the shares of Common Stock and the May Notes and January Notes, the Selling Stockholders have not had any material relationship with us within the past three years.

The table below lists the Selling Stockholders and other information regarding the beneficial ownership of the shares of Common Stock by each of the Selling Stockholders. The fourth column lists the number of shares of Common Stock beneficially owned by each Selling Stockholder, based on its ownership of the shares of Common Stock, the May Notes and January Notes, and PIPE Warrants and PA warrants, as of June 10, 2026, assuming conversion of the May Notes and January Notes held by the Selling Stockholders and full exercise of warrants of the Selling Stockholders on that date, without regard to any limitations on exercises.

The third column lists the shares of Common Stock being offered by this prospectus by the Selling Stockholders.

In accordance with the terms of the registration rights agreement sign with the applicable Selling Stockholders, this prospectus generally covers the resale of the sum of (i) the number of shares of Common Stock issued to the Selling Stockholders in the “Private Placement and Other Private Issuances” described above and (ii) the maximum number of shares of Common Stock issuable upon conversion of the related notes, determined as if the outstanding notes were fully converted as of the trading day immediately preceding the date this registration statement was initially filed with the SEC, each as of the trading day immediately preceding the applicable date of determination and all subject to adjustment as provided in the registration right agreement, without regard to any limitations on the conversion of the notes. The fourth column assumes the sale of all of the shares offered by the Selling Stockholders pursuant to this prospectus.

Under the terms of the notes, a Selling Stockholder may not convert the notes to the extent such conversion would cause such Selling Stockholder, together with its affiliates and attribution parties, to beneficially own a number of shares of Common Stock which would exceed 19.99% of our then outstanding Common Stock following such conversion, excluding for purposes of such determination shares of Common Stock issuable upon conversion of such January Notes and May notes which have not been converted. The number of shares in the second and fourth columns do not reflect this limitation. The Selling Stockholders may sell all, some or none of their shares in this offering. See “Plan of Distribution.”

Name of Selling Stockholder(1)	Number of Shares of Common Stock Owned Prior to Offering			Maximum Number of Shares of Common Stock to be Offered Pursuant to this Prospectus	Number of Shares of Common Stock Owned After Offering
	Number	Percent		Number	Number(2)	Percent
Robert D. Keyser, Jr.(3)	0	*	%	2,808,124	0	*	%
Sixth Borough Capital Fund, LP(4)	0	*	%	2,853,029	0	*	%
Robert Forster(5)	0	*	%	15,882,735	0	*	%
Cory Wachowiz(6)	0	*	%	590,306	0	*	%
Robert D. Keyser, III(7)	0	*	%	590,306	0	*	%
Mehmet Gunay(8)	0	*	%	2,859,672	0	*	%
Dominic Linsalata(9)	0	*	%	310,973	0	*	%
Dawson James Securities, Inc.(10)(11)	0	*	%	1,070,497	0	*	%
Sandip Patel(12)	0	*	%	1,398,544	0	*	%
Ault Lending LLC(13)	0	*	%	870,419	0	*	%
Esousa Holdings LLC(14)	0	*	%	3,481,675	0	*	%
Kess Mogul(15)	0	*	%	1,740,838	0	*	%
Annapurna Gundlapalli Revocable Trust(16)	178,880	8.6%		178,880	0	*	%
Sandhya Ajjarapu Revocable Trust 2007(17)	89,264	4.3%		89,264	0	*	%
Surendra Ajjarapu(18)	157,645	2.8%		157,645	0	*	%
Sea Rider Capital LLC(19)	47,623	2.3%		47,623	0	*	%
Sansur Associates LLC	62,000	2.4%		62,000	0	*	%
Prashant Patel(20)	182,365	4.0%		182,365	0	*	%
Patel Trust 2010(21)	89,440	4.3%		89,440	0	*	%
Bourgii Labs LLC(22)	48,000	2.3%		48,000	0	*	%
GoldShield Health LLC(23)	48,000	2.3%		48,000	0	*	%
Nyati Enterprises LLC(24)	48,000	2.3%		48,000	0	*	%
Simba Associates(25)	48,000	2.3%		48,000	0	*	%
Tempo Holdings(26)	48,000	2.3%		48,000	0	*	%
Scietech LLC	30,706	1.5%		30,706	0	*	%
Akrias LLC	30,000	1.4%		30,000	0	*	%
Rx Resource Holdings LLC	18,823	*	%	18,823	0	*	%
Green Apokeker LLC	1,800	*	%	1,800	0	*	%
Punil Patel	800	*	%	800	0	*	%
Blue Cap Acquisitions LLC	151,997	7.3%		151,997	0	*	%
Carolinas Properties LLC	800	*	%	800	0	*	%

*Represents beneficial ownership of less than 1%

(1) Each Selling Stockholder identified as an affiliate of the Company is selling the shares for its own account and not on behalf of the Company. None of the Selling Stockholders has any agreement or understanding with the Company regarding the timing, manner, or amount of any resale of the shares covered by this prospectus.

(2) Assumes that all securities offered are sold.

(3) Includes 723,904 shares of common stock underlying a warrant to purchase Common Stock.

(4) Includes Common Stock underlying convertible notes of 2,070,756 and 782,273 shares of Common Stock underlying a warrant to purchase Common Stock.

(5) Includes Common Stock underlying convertible notes of 11,480,534 and 4,402,201 shares of Common Stock underlying a warrant to purchase Common Stock.

(6) Includes Common Stock underlying convertible notes of 243,619 and 346,687 shares of Common Stock underlying a warrant to purchase Common Stock.

(7) Includes Common Stock underlying convertible notes of 243,619 and 346,687 shares of Common Stock underlying a warrant to purchase Common Stock.

(8) Includes Common Stock underlying convertible notes of 2,062,062 and 797,611 shares of Common Stock underlying a warrant to purchase Common Stock.

(9) Includes Common Stock underlying convertible notes of 3,082 and 3,496 shares of Common Stock underlying a warrant to purchase Common Stock.

(10) Includes 167,481 commons tock underlying convertible notes of 167,481 and 13,857 shares of common stock underlying a warrant to purchase common stock.

(11) Dawson James Securities, Inc. is a registered broker-dealer and acted as placement agent in the private placement transactions described herein.

(12) Includes Common Stock underlying convertible notes of 1,015,077 and 383,467 shares of Common Stock underlying a warrant to purchase Common Stock.

(13) Includes Common Stock underlying convertible notes of 625,000 and 245,419 shares of Common Stock underlying a warrant to purchase Common Stock.

(14) Includes Common Stock underlying convertible notes of 2,500,000 and 981,675 shares of Common Stock underlying a warrant to purchase Common Stock.

(15) Includes Common Stock underlying convertible notes of 1,250,000 and 490,838 shares of Common Stock underlying a warrant to purchase Common Stock.

(16) The Annapurna Gundlapalli Revocable Trust is controlled by Annapurna Gundlapalli and may be deemed to be an affiliate of the Company.

(17) The Sandhya Ajjarapu Revocable Trust is controlled by Sandhya Ajjarapu and may be deemed to be an affiliate of the Company.

(18) Mr. Surendra Ajjarapu is a significant stockholder of the Company and may be deemed to be an affiliate of the Company.

(19) Sea Rider Capital LLC is controlled by a stockholder of the Company and may be deemed to be an affiliate of the Company.

(20) Mr. Prashant Patel is the President and Chief Executive Officer of the Company and may be deemed to be an affiliate of the Company.

(21) The Patel Trust 2010 is controlled by Prashant Patel, the Company’s President and Chief Executive Officer, and may be deemed to be an affiliate of the Company.

(22) Bourgii Labs LLC is controlled by a stockholder of the Company and may be deemed to be an affiliate of the Company.

(23) GoldShield Health LLC is controlled by a stockholder of the Company and may be deemed to be an affiliate of the Company.

(24) Nyati Enterprises LLC is controlled by a stockholder of the Company and may be deemed to be an affiliate of the Company.

(25) Simba Associates is controlled by a stockholder of the Company and may be deemed to be an affiliate of the Company.

(26) Tempo Holdings is controlled by a stockholder of the Company and may be deemed to be an affiliate of the Company.

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PLAN OF DISTRIBUTION

Each Selling Stockholder of the Securities and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their securities covered hereby on the Nasdaq. These sales may be at fixed or negotiated prices. A Selling Stockholder may use any one or more of the following methods when selling securities:

●	ordinary brokerage transactions and transactions in which the broker dealer solicits purchasers;
●	block trades in which the broker dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;
●	purchases by a broker dealer as principal and resale by the broker dealer for its account;
●	an exchange distribution in accordance with the rules of the applicable exchange;
●	privately negotiated transactions;
●	settlement of short sales;
●	in transactions through broker dealers that agree with the Selling Stockholders to sell a specified number of such securities at a stipulated price per security;
●	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;
●	a combination of any such methods of sale; or
●	any other method permitted pursuant to applicable law.

The Selling Stockholders may also sell securities under Rule 144 or any other exemption from registration under the Securities Act of 1933, as amended, if available, rather than under this prospectus.

Broker dealers engaged by the Selling Stockholders may arrange for other brokers dealers to participate in sales. Broker dealers may receive commissions or discounts from the Selling Stockholders (or, if any broker dealer acts as agent for the purchaser of securities, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this Prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2121; and in the case of a principal transaction a markup or markdown in compliance with FINRA Rule 2121.

In connection with the sale of the securities or interests therein, the Selling Stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the securities in the course of hedging the positions they assume. The Selling Stockholders may also sell securities short and deliver these securities to close out their short positions, or loan or pledge the securities to broker-dealers that in turn may sell these securities. The Selling Stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The Selling Stockholders and any broker-dealers or agents that are involved in selling the securities may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the securities purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each Selling Stockholder has informed the Company that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the Securities.

The Company is required to pay certain fees and expenses incurred by the Company incident to the registration of the securities. The Company has agreed to indemnify the Selling Stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the securities may be resold by the Selling Stockholders without registration and without regard to any volume or manner-of-sale limitations by reason of Rule 144, without the requirement for the Company to be in compliance with the current public information under Rule 144 under the Securities Act or any other rule of similar effect or (ii) all of the securities have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The securities covered hereby will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the securities covered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the securities may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the Selling Stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of the securities by the Selling Stockholders or any other person. We will make copies of this prospectus available to the Selling Stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

13

LEGAL MATTERS

Whiteford, Taylor & Preston LLP is representing us in connection with the offering.

EXPERTS

The financial statements as of December 31, 2025, December 31, 2024, and December 31, 2023, incorporated by reference in this prospectus have been audited by Suri & Co., Chartered Accountants (“Suri”), an independent registered public accounting firm, as set forth in their report thereon, which and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing. Suri is a public accounting firm registered with the PCAOB.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1, which includes amendments and exhibits, under the Securities Act and the rules and regulations under the Securities Act for the registration of the Common Stock being offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all the information that is in the registration statement and its exhibits and schedules. Statements in this prospectus that summarize documents are not necessarily complete, and in each case you should refer to the copy of the document filed as an exhibit to the registration statement. The registration statement and other public filings can be obtained from the SEC’s internet site at www.sec.gov.

We file annual, quarterly, and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at www.sec.gov. Copies of documents filed by us with the SEC are also available from us without charge, upon oral or written request to our Secretary, who can be contacted at 3000 Bayport Drive, Suite 950, Tampa, FL 33607 or (844) 203-6092. Our website addresses is www.wellgisticshealth.com. Information on, or that may be accessed through, our website is not incorporated by reference into this prospectus and should not be considered a part of this prospectus.

14

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” information that we file with them. Incorporation by reference allows us to disclose important information to you by referring you to those other documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We filed a registration statement on Form S-1 under the Securities Act with the SEC with respect to the securities being offered pursuant to this prospectus. You should refer to the registration statement, including the exhibits and schedules attached to the registration statement and the information incorporated by reference, for further information about us and the securities being offered pursuant to this prospectus. The documents we are incorporating by reference into this prospectus are:

●	our Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed on March 25, 2025;

●	our Quarterly Report on Form 10-Q for the three months ended March 31, 2025, filed on May 12, 2025;

●	our Quarterly Report on Form 10-Q for the six months ended June 30, 2025, filed on August 19, 2025;

●	our Quarterly Report on Form 10-Q for the six months ended September 30, 2025, filed on November 19, 2025;

●	our Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed on March 25, 2025, as amended on Form 10-K/A filed on April 24, 2026;

●	our Quarterly Report on Form 10-Q for the six months ended March 31, 2026, filed on May 19, 2026;

●	our Current Reports on Form 8-K filed on February 26, 2025, February 28, 2025, March 6, 2025, March 21, 2025, March 27, 2025, April 11, 2025, April 18, 2025, April 24, 2025, May 15, 2025, July 8, 2025, July 30, 2025, August 14, 2025, August 22, 2025, August 29, 2025, September 8, 2025, October 1, 2025, October 6, 2025, October 10, 2025, October 17, 2025, October 22, 2025, October 27, 2025, October 30, 2025, November 17, 2025, November 20, 2025, November 25, 2025, November 26, 2025, December 5, 2025, December 8, 2025, December 16, 2025, December 19, 2025, January 8, 2026 , January 20, 2026 , February 5, 2026, February 9, 2026, February 13, 2026, March 9, 2026, March 11, 2026, April 7, 2026, April 9, 2026, April 17, 2026, April 21, 2026, May 4, 2026, May 7, 2026, May 18, 2026, May 19, 2026, May 19, 2026, May 21, 2026, May 21, 2026, May 29, 2026, June 2, 2026, and June 3, 2026.

We also incorporate by reference into this prospectus all documents (other than current reports furnished under Item 2.02 or Item 7.01 of Form 8-K and exhibits filed on such form that are related to such items) that are filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the registration statement of which this prospectus is a part and prior to the effectiveness of such registration statement and all documents that are filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus but prior to the termination of the offering. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements and information statements.

Any statement contained herein or in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of the document to the extent that a statement contained in this prospectus or any other subsequently filed document that is deemed to be incorporated by reference into this document modifies or supersedes the statement.

We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon written or oral request, a copy of any or all documents that are incorporated by reference into this prospectus, but not delivered with the prospectus, other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the documents that this prospectus incorporates. You should direct oral or written requests to our corporate secretary, who can be contacted at 6308 Benjamin Rd, Suite 708, Tampa, Florida 33634 or (800) 261-0281. You may also access these documents, free of charge on the SEC’s website at www.sec.gov.

15

Up to 32,765,882 Shares of Common Stock

PROSPECTUS

[                             ], 2026

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth all expenses to be paid by the registrant, other than any placement agent fees, in connection with the offering and sale of the shares of Common Stock being registered. All amounts shown are estimates except for the SEC registration fee.

Amount
SEC registration fee	$	[●]
Accounting fees and expenses		*
Legal fees and expenses		*
Other miscellaneous expenses		*
Total expenses	$	*

* Estimated expenses not presently known.

Item 14. Indemnification of Directors and Officers.

Section 145(a) of the DGCL provides, in general, that a corporation may indemnify any person who was or is a party to or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Section 145(b) of the DGCL provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made with respect to any claim, issue or matter as to which he or she shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, he or she is fairly and reasonably entitled to indemnity for such expenses that the Court of Chancery or other adjudicating court shall deem proper.

Section 145(g) of the DGCL provides, in general, that a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify the person against such liability under Section 145 of the DGCL.

We are also expressly authorized to carry directors’ and officers’ insurance to protect our directors, officers, employees and agents against liabilities for actions taken in their capacities as directors and officers.

II-1

Item 15. Recent Sales of Unregistered Securities.

The following information relates to all securities issued or sold by us within the past three years and not registered under the Securities Act.

On June 16, 2024, we issued 173,961 shares of our Common Stock (after giving effect to the stock split effected by the Company on October 30, 2024) to Nikul Panchal in connection with our acquisition of Wood Sage. These shares were issued in reliance on the exemptions from registration contained in Section 4(a)(2) of the Securities Act and Rule 506(b) promulgated thereunder.

On November 4, 2024, we issued 3,999,335 shares of our Common Stock to Strategix Global LLC, Nomad Capital, LLC, Jouska Holdings LLC, and Brian Norton in connection with the acquisition of Wellgistics, LLC. These shares were issued in reliance on the exemptions from registration contained in Section 4(a)(2) of the Securities Act and Rule 506(b) promulgated thereunder.

On March 21, 2025, we granted an aggregate of 19,764,108 shares of restricted stock under the Company’s Amended and Restated 2023 Equity Incentive Plan to the following individuals:

●	600,000 shares to the Company’s independent directors, with 198,000 shares vesting immediately and the remainder vesting in equal amounts on March 4, 2026, and March 4, 2027;

●	8,164,494 shares to the Company’s non-independent directors, with each share vesting immediately;

●	503,158 shares to certain employees, with 15,000 shares vesting immediately, 116,942 vesting on October 1, 2025, 126,942 vesting on October 1, 2026, 126,942 vesting on October 1, 2027, 58,666 vesting on October 1, 2028, and 58,666 vesting on October 1, 2029;

●	9,000,000 shares to the Company’s chief executive officer pursuant to his employment agreement, which were initially subject to vesting based upon the Company realizing certain financial performance targets but were subsequently deemed vested in their entirety by the Company’s Compensation Committee in July 2025;

●	223,333 shares to former employees, with each share vesting immediately; and

●	1,273,123 shares to consultants or advisers, with each share vesting immediately.

These shares were issued in reliance on the exemptions from registration contained in Section 4(a)(2) of the Securities Act and Rule 506(b) promulgated thereunder.

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On June 26, 2025, the Company issued 750,000 shares of restricted common stock to former chief executive officer Timothy Canning as consideration for the sign-on bonus deliverable to the terms of his employment agreement, which terminated upon his resignation in February 2025. These restricted shares vest on December 26, 2025, and were issued in reliance on the exemptions from registration contained in Section 4(a)(2) of the Securities Act and Rule 506(b) promulgated thereunder.

On August 7, 2025, we issued 243,428 shares of Common Stock to Outside The Box Capital Inc. for services rendered to the Company. These shares were issued in reliance on the exemptions from registration contained in Section 4(a)(2) of the Securities Act and Rule 506(b) promulgated thereunder.

On August 7, 2025, we issued an aggregate of 7,940,118 shares of Common Stock to the sellers of Wellgistics, LLC under the revised Wellgistics MIPA. These shares were issued in reliance on the exemptions from registration contained in Section 4(a)(2) of the Securities Act and Rule 506(b) promulgated thereunder.

On September 2, 2025, we issued an aggregate of 200,000 shares of Common Stock to Octagon Media Corp. for services rendered to the Company. These shares were issued in reliance on the exemptions from registration contained in Section 4(a)(2) of the Securities Act and Rule 506(b) promulgated thereunder.

On January 5, 2026, we entered into a note purchase agreement providing for the sale, in a private placement, of up to an aggregate principal amount of $3,125,000 of convertible promissory notes. The notes were offered and sold without registration under the Securities Act of 1933, as amended, in reliance upon the exemption from registration provided by Section 4(a)(2) thereof and/or Rule 506 of Regulation D. The purchasers were accredited investors, the securities were issued for investment and not for distribution, and the securities were subject to transfer restrictions.

On February 4, 2026, the Circuit Court within the Twelfth Judicial Circuit of Florida approved, under Section 3(a)(10) of the Securities Act, a settlement agreement and stipulation with Silverback Capital Corporation relating to the acquisition and settlement of bona fide liabilities of the Company in an aggregate principal amount of not less than $10,712,734.16. Pursuant to the settlement agreement, the Company agreed to issue shares of common stock to Silverback in one or more tranches determined by dividing the applicable portion of the claim amount by a fixed price per share applicable to such tranche (ranging from $0.25 to $2.25 per share, as amended), and to issue 100,000 shares as a settlement fee and 300,000 shares to cover legal fees and expenses.

On April 1, 2026, we entered into a note purchase agreement providing for the sale, in a private placement, of up to an aggregate principal amount of $1,250,000 of promissory notes, for an aggregate purchase price of $1,000,000 (reflecting a 20% original issue discount). The notes were offered and sold without registration under the Securities Act in reliance upon Section 4(a)(2) and Rule 506(b) of Regulation D to accredited investors, for investment and not with a view to distribution, and are subject to transfer restrictions.

Effective April 13, 2026, we entered into a collaboration agreement with Kare Rx Hub, LLC, Kare Pharmtech, LLC, and Healthstar Technologies, LLC. As consideration under the collaboration agreement, we issued 1,500,000 shares of our common stock to Kare Pharmtech, LLC at closing and agreed to issue such additional shares, if any, as may be necessary so that the aggregate value of all shares issued pursuant to the agreement equals $2,000,000, subject to the terms and conditions of the collaboration agreement. The shares issued under the collaboration agreement are restricted securities and are subject to a 12-month lock-up period from the applicable issuance date, subject to customary exceptions.

On May 27, 2026, we entered into a financing that included the issuance of convertible notes that will automatically convert into shares of our Series A Convertible Preferred Stock upon the satisfaction of certain conditions (including effectiveness of a resale registration statement and receipt of required stockholder approvals), together with PIPE warrants and placement agent warrants. The notes, the PIPE warrants, the placement agent warrants, the Series A Convertible Preferred Stock issuable upon conversion of the notes, and the shares of common stock issuable upon conversion of the Series A Convertible Preferred Stock or exercise of warrants were, or will be, offered and sold in private placement transactions exempt from registration under Section 4(a)(2) of the Securities Act and/or Rule 506 of Regulation D, to accredited investors, for investment and not with a view to distribution; such securities are restricted securities for purposes of the Securities Act.

Item 16. Exhibits and Financial Statement Schedules.

The exhibits to this registration statement are listed in the Exhibit Index to this registration statement, which immediately precedes the Signature Page and which Exhibit Index is hereby incorporated by reference.

Item 17. Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

II-3

(5) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant hereby undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(d) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

II-4

EXHIBIT INDEX

The following is a list of exhibits filed as a part of this registration statement:

The exhibits listed in the accompanying Exhibit Index are filed or incorporated by reference as part of this registration statement.

Exhibit
Number	Description
2.1#	Amended and Restated Membership Interest Purchase Agreement dated June 16, 2024, by and between Wellgistics Health, Inc. (f/k/a Danam Health, Inc.) and Nikul Panchal (incorporated by reference to Exhibit 10.1 of Wellgistics Health, Inc.’s amended Registration Statement on Form S-1/A filed with the SEC on January 14, 2025).
2.2#	Membership Interest Purchase Agreement dated May 11, 2023, by and among Wellgistics Health, Inc. (f/k/a Danam Health, Inc.), Wellgistics, LLC, Strategix Global LLC, Nomad Capital LLC, Jouska Holdings LLC, and Brian Norton, as amended (incorporated by reference to Exhibit 5.2 of Wellgistics Health, Inc.’s Current Report on Form 8-K filed with the SEC on March 6, 2025).
2.3	Seventh Amendment to Membership Interest Purchase Agreement dated May 11, 2023, by and among Wellgistics Health, Inc. (f/k/a Danam Health, Inc.), Wellgistics, LLC, Strategix Global LLC, Nomad Capital LLC, Jouska Holdings LLC, and Brian Norton, as amended (incorporated by reference to Exhibit 2.1 of Wellgistics Health, Inc.’s Current Report on Form 8-K filed with the SEC on April 18, 2025).
2.4	Eighth Amendment to Membership Interest Purchase Agreement dated May 11, 2023, by and among Wellgistics Health, Inc. (f/k/a Danam Health, Inc.), Wellgistics, LLC, Strategix Global LLC, Nomad Capital LLC, Jouska Holdings LLC, and Brian Norton, as amended (incorporated by reference to Exhibit 2.1 of Wellgistics Health, Inc.’s Current Report on Form 8-K filed with the SEC on July 29, 2025).
2.5#	Agreement and Plan of Merger dated April 8, 2025, by and among Wellgistics Health, Inc., Wellpeek Merger Sub 1, Inc., Wellpeek Merger Sub 2, LLC, Peek Healthcare Technologies, Inc., and the Stockholder Representative (incorporated by reference to Exhibit 2.1 of Wellgistics Health, Inc.’s Current Report on Form 8-K filed with the SEC on April 11, 2025).
3.1	Certificate of Incorporation of Wellgistics Health, Inc., as amended and currently in effect (incorporated by reference to Exhibit 3.1 of Wellgistics Health, Inc.’s amended Registration Statement on Form S-1/A filed with the SEC on January 14, 2025).
3.2*	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of Wellgistics Health, Inc.
3.3	Bylaws of Wellgistics Health, Inc. as currently in effect (incorporated by reference to Exhibit 3.2 of Wellgistics Health, Inc.’s amended Registration Statement on Form S-1/A filed with the SEC on January 14, 2025).
4.1	Form of Warrant (incorporated by reference herein from Exhibit 4.1 of Wellgistics Health, Inc.’s amended Registration Statement on Form S-1/A filed with the SEC on September 22, 2025).
4.2	Form of Pre-Funded Warrant (incorporated by reference herein from Exhibit 4.2 of Wellgistics Health, Inc.’s amended Registration Statement on Form S-1/A filed with the SEC on September 22, 2025).
4.3	Form of Placement Agent Warrant (incorporated by reference herein from Exhibit 4.3 of Wellgistics Health, Inc.’s amended Registration Statement on Form S-1/A filed with the SEC on September 22, 2025).
4.4	Form of Note, dated January 5, 2026 (incorporated by reference herein from Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the SEC on January 8, 2026).
4.5	Form of Note, dated January 16, 2026 (incorporated by reference herein from Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the SEC on January 20, 2026).
4.6	Form of Note, dated April 1, 2026 (incorporated by reference to Exhibit 4.1 of Wellgistics Health, Inc.’s Current Report on Form 8-K/A filed with the SEC on April 7, 2026).
4.7	Form of PIPE Warrant (incorporated by reference to Exhibit 4.2 of Wellgistics Health, Inc.’s Current Report on Form 8-K filed with the SEC on May 29, 2026).
4.8	Form of Placement Agent Warrant dated as of May 27, 2026 (incorporated by reference to Exhibit 4.3 of Wellgistics Health, Inc.’s Current Report on Form 8-K/A filed with the SEC on June 3, 2026).
5.1***	Opinion of Whiteford, Taylor & Preston.
10.1	Membership Interest Purchase Agreement dated May 11, 2023, by and among Wellgistics Health, Inc. (f/k/a Danam Health, Inc.), Wellgistics, LLC, Strategix Global LLC, Nomad Capital LLC, Jouska Holdings LLC, and Brian Norton, as amended (incorporated by reference to Exhibit 10.2 Wellgistics Health, Inc.’s Registration Statement on Form S-1 filed with the SEC on January 14, 2025)
10.2	Amended and Restated Membership Interest Purchase Agreement dated June 16, 2024, by and between Wellgistics Health, Inc. (f/k/a Danam Health, Inc.) and Nikul Panchal (incorporated by reference to Exhibit 10.1 Wellgistics Health, Inc.’s Registration Statement on Form S-1 filed with the SEC on January 14, 2025).
10.3	Form of Lock-Up Agreement (incorporated by reference to Exhibit 1.1 of Wellgistics Health, Inc.’s amended Registration Statement on Form S-1/A filed with the SEC on January 14, 2025).
10.4†	Second Amended and Restated 2023 Equity Incentive Plan (incorporated by reference to Exhibit 10.4 of Wellgistics Health, Inc.’s amended Registration Statement on Form S-1/A filed with the SEC on January 14, 2025).
10.5†	Executive Employment Agreement dated January 1, 2023, by and between Suren Ajjarapu and Wellgistics Health, Inc. (incorporated by reference to Exhibit 10.6 Wellgistics Health, Inc.’s Registration Statement on Form S-1 filed with the SEC on January 14, 2025)
10.6†	Executive Employment Agreement dated January 1, 2023, by and between Dr. Shafaat Pirani and Wellgistics Health, Inc. (incorporated by reference to Exhibit 10.7 of Wellgistics Health, Inc.’s amended Registration Statement on Form S-1/A filed with the SEC on January 14, 2025).
10.7†	Executive Employment Agreement dated January 1, 2023, by and between Nikul Panchal and Wellgistics Health, Inc. (f/k/a Danam Health, Inc.) (incorporated by reference to Exhibit 10.9 of Wellgistics Health, Inc.’s amended Registration Statement on Form S-1/A filed with the SEC on January 14, 2025)
10.8†	Indemnification Agreement dated January 9, 2024, by and between Tim Canning and Wellgistics Health, Inc. (f/k/a Danam Health, Inc.) (incorporated by reference to Exhibit 10.10 of Wellgistics Health, Inc.’s amended Registration Statement on Form S-1/A filed with the SEC on January 14, 2025).
10.9†	Contract Agreement dated April 15, 2024, by and between Aletheia Strategic Advisory LLC and Wellgistics Health, Inc. (f/k/a Danam Health, Inc.) (incorporated by reference to Exhibit 10.11 of Wellgistics Health, Inc.’s amended Registration Statement on Form S-1/A filed with the SEC on January 14, 2025).
10.10	Lease Agreement dated March 23, 2024, by and between GVI-IP TAMPA OFFICE OWNER, LLC and Wellgistics, LLC and Wellgistics Health, Inc (f/k/a Danam Health, Inc.) (incorporated by reference to Exhibit 10.12 of Wellgistics Health, Inc.’s amended Registration Statement on Form S-1/A filed with the SEC on January 14, 2025).
10.11	Promissory Note dated August 22, 2023, made by Wood Sage, LLC in favor of Integral Health, Inc. (incorporated by reference to Exhibit 10.13 of Wellgistics Health, Inc.’s amended Registration Statement on Form S-1/A filed with the SEC on January 14, 2025).

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10.12	Promissory Note dated September 13, 2023, made by Wellgistics Health, Inc. (f/k/a Danam Health, Inc.) in favor of Nomad Capital LLC (incorporated by reference to Exhibit 10.16 of Wellgistics Health, Inc.’s amended Registration Statement on Form S-1/A filed with the SEC on January 14, 2025).
10.13#	Loan and Security Agreement dated November 22, 2024, by and between Marco Capital, Inc. and Wellgistics, LLC (incorporated by reference by reference to Exhibit 10.17 of Wellgistics Health, Inc.’s amended Registration Statement on Form S-1/A filed with the SEC on January 14, 2025.
10.14	Guaranty Agreement dated as of November 22, 2024, by Wellgistics Health, Inc. (formerly Danam Health, Inc.) in favor of Marco Capital, Inc. (incorporated by reference to Exhibit 10.18 of Wellgistics Health, Inc.’s amended Registration Statement on Form S-1/A filed with the SEC on January 14, 2025).
10.15	Roadie, Inc. Services Agreement dated July 12, 2023, by and between Roadie, Inc. and Alliance Pharma Solutions, LLC dba DelivMeds (incorporated by reference to Exhibit 10.19 of Wellgistics Health, Inc.’s amended Registration Statement on Form S-1/A filed with the SEC on January 14, 2025).
10.16	Integration and Delivery Services Agreement dated January 26, 2022, by and between Lyft Healthcare, Inc. and Alliance Pharma Solutions, LLC d/b/a DelivMeds (incorporated by reference to Exhibit 10.20 of Wellgistics Health, Inc.’s amended Registration Statement on Form S-1/A filed with the SEC on January 14, 2025).
10.17	Master Services Agreement dated November 20, 2023, by and between Best Computer Systems, Inc. d/b/a BestRx Pharmacy Software and DelivMeds (incorporated by reference to Exhibit 10.21 of Wellgistics Health, Inc.’s amended Registration Statement on Form S-1/A filed with the SEC on January 14, 2025).
10.18	340B Contract Pharmacy Services Agreement dated April 1, 2021, by and between Community Specialty Pharmacy, LLC and AIDS Service Association of Pinellas, Inc. dba EPIC (incorporated by reference to Exhibit 10.22 of Wellgistics Health, Inc.’s amended Registration Statement on Form S-1/A filed with the SEC on January 14, 2025).
10.19	Participating Pharmacy Agreement dated February 6, 2023, by and between Medzoomer, Inc. and Community Specialty Pharmacy Inc. (incorporated by reference to Exhibit 10.23 of Wellgistics Health, Inc.’s amended Registration Statement on Form S-1/A filed with the SEC on January 14, 2025).
10.20#	Standard Merchant Cash Advance Agreement dated October 1, 2024, by and between Cedar Advance LLC and Wellgistics, LLC / Danam Health, Inc. (incorporated by reference to Exhibit 10.24 of Wellgistics Health, Inc.’s amended Registration Statement on Form S-1/A filed with the SEC on January 14, 2025).
10.21	Underwriting Agreement dated February 20, 2025, by and between Wellgistics Health, Inc. and Craft Capital Management LLC (incorporated by reference to Exhibit 1.1 of Wellgistics Health, Inc.’s Current Report on Form 8-K filed with the SEC on February 26, 2025).
10.22	Consulting Agreement dated February 25, 2025, by and between Wellgistics Health, Inc. and Hudson Global Ventures, LLC (incorporated by reference to Exhibit 1.1 of Wellgistics Health, Inc.’s Current Report on Form 8-K filed with the SEC on February 28, 2025).
10.23	Consulting Agreement dated March 17, 2023, by and between Wellgistics Health, Inc. and Draper, Inc. (incorporated by reference to Exhibit 10.1 of Wellgistics Health, Inc.’s Current Report on Form 8-K filed with the SEC on March 21, 2025).
10.24	Agreement and Plan of Merger dated April 8, 2025, by and among Wellgistics Health, Inc., Wellpeek Merger Sub 1, Inc., Wellpeek Merger Sub 2, LLC, Peek Healthcare Technologies, Inc., and the Stockholder Representative (incorporated by reference to Exhibit 2.1 of Wellgistics Health, Inc.’s Current Report on Form 8-K filed with the SEC on April 11, 2025).
10.25	Promissory Note made by Wellgistics Health, Inc. dated April 4, 2025 (incorporated by reference to Exhibit 10.1 of Wellgistics Health, Inc.’s Current Report on Form 8-K filed with the SEC on April 11, 2025).
10.26	Registration Rights Agreement by and between Wellgistics Health, Inc. and Hudson Global Ventures, LLC, dated April 9, 2025 (incorporated by reference to Exhibit 10.3 of Wellgistics Health, Inc.’s Current Report on Form 8-K filed with the SEC on April 11, 2025).
10.27	Seventh Amendment to Membership Interest Purchase Agreement dated May 11, 2023, by and among Wellgistics Health, Inc. (f/k/a Danam Health, Inc.), Wellgistics, LLC, Strategix Global LLC, Nomad Capital LLC, Jouska Holdings LLC, and Brian Norton, as amended (incorporated by reference to Exhibit 2.1 of Wellgistics Health, Inc.’s Current Report on Form 8-K filed with the SEC on April 18, 2025).
10.28	Eighth Amendment to Membership Interest Purchase Agreement dated May 11, 2023, by and among Wellgistics Health, Inc. (f/k/a Danam Health, Inc.), Wellgistics, LLC, Strategix Global LLC, Nomad Capital LLC, Jouska Holdings LLC, and Brian Norton as Seller Representative, as amended (incorporated by reference to Exhibit 2.1 of Wellgistics Health, Inc.’s Current Report on Form 8-K filed with the SEC on July 29, 2025)
10.29#	Business Loan and Security Agreement dated as of May 14, 2025, among Agile Capital Funding, LLC, Wellgistics Health, Inc., and Wellgistics, LLC (incorporated by reference to Exhibit 10.5 of Wellgistics Health, Inc.’s Quarterly Report on Form 10-Q filed with the SEC on August 19, 2025).
10.30#	Agreement for the Purchase and Sale of Future Receipts dated June 25, 2025 by and between Wellgistics Health, Inc. and Agile Capital Funding, LLC (incorporated by reference to Exhibit 10.6 of Wellgistics Health, Inc.’s Quarterly Report on Form 10-Q filed with the SEC on August 19, 2025).
10.31	Form of Securities Purchase Agreement (incorporated by reference herein from Exhibit 10.21 of Wellgistics Health, Inc.’s amended Registration Statement on Form S-1/A filed with the SEC on September 22, 2025.
10.32	Business Loan and Security Agreement dated as of August 26, 2025, among Agile Capital Funding, LLC, Wellgistics Health, Inc., and Wellgistics, LLC (incorporated by reference to Exhibit 10.1 of Wellgistics Health, Inc.’s Current Report on Form 8-K filed with the SEC on August 29, 2025).
10.33	Form of Common Warrant dated September 25, 2025 (incorporated by reference to Exhibit 4.1 of Wellgistics Health, Inc.’s Current Report on Form 8-K filed with the SEC on October 1, 2025).
10.34	Form of Placement Agent Warrant dated September 25, 2025 (incorporated by reference to Exhibit 4.2 of Wellgistics Health, Inc.’s Current Report on Form 8-K filed with the SEC on October 1, 2025).
10.35	Form of Securities Purchase Agreement dated September 25, 2025, by and between Wellgistics Health, Inc. and certain investors (incorporated by reference to Exhibit 10.1 of Wellgistics Health, Inc.’s Current Report on Form 8-K filed with the SEC on October 1, 2025).
10.36	Employment Agreement dated as of October 3, 2025 by and between Prashant Patel and the Corporation (incorporated by reference herein from Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on October 6, 2025)
10.37	License Agreement dated as of November 24, 2025 by and between Datavault AI Inc. and Wellgistics Health, Inc. (incorporated by reference herein from Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on November 25, 2025)
10.38	Sponsorship Agreement dated as of November 26, 2025 by and between Wellgistics Health, Inc. and Cutting Edge Sports Management, LLC (incorporated by reference herein from Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on November 26, 2025)

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10.39	Form of Note Purchase Agreement dated as of January 5, 2026 by and between Wellgistics Health, Inc. and certain investors party thereto (incorporated by reference herein from Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on January 8, 2026)
10.40	Form of Warrant, dated January 5, 2026(incorporated by reference herein from Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on January 8, 2026)
10.41	Placement Agency Agreement dated as of January 5, 2026 by and between Wellgistics Health, Inc. and Dawson James Securities, Inc. (incorporated by reference herein from Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the SEC on January 8, 2026)
10.42	Form of Note Purchase Agreement dated as of January 16, 2026, by and between Wellgistics Health, Inc. and certain investors party thereto (incorporated by reference herein from Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on January 20, 2026)
10.43	Form of Warrant, dated January 16, 2026 (incorporated by reference herein from Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on January 20, 2026)
10.44	Placement Agency Agreement, dated as of January 16, 2026 by and between Wellgistics Health, Inc. and Dawson James Securities, Inc. (incorporated by reference herein from Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the SEC on January 20, 2026)
10.45	Security Agreement, dated as of January 16, 2026, by and among Wellgistics Health, Inc., Wellgistics, LLC, Wood Sage LLC and the creditor party thereto (incorporated by reference herein from Exhibit 10.4 to the Company’s Current Report on Form 8-K filed with the SEC on January 20, 2026)
10.46	Intellectual Property Security Agreement, dated as of January 16, 2026, by and among Wellgistics Health, Inc. and the creditor party thereto (incorporated by reference herein from Exhibit 10.5 to the Company’s Current Report on Form 8-K filed with the SEC on January 20, 2026)
10.47	Interim Commercialization and Revenue Share Agreement by and between Wellgistics Health Inc. and Kare Pharmtech, dated as of March 6, 2026 (incorporated by reference to Exhibit 10.1 of Wellgistics Health, Inc.’s Current Report on Form 8-K/A filed with the SEC on March 11, 2026).
10.48	Form of Note Purchase Agreement dated as of April 1, 2026, by and between Wellgistics Health, Inc. and certain investors party thereto (incorporated by reference to Exhibit 10.1 of Wellgistics Health, Inc.’s Current Report on Form 8-K/A filed with the SEC on April 7, 2026)
10.49	Collaboration Agreement, dated effective April 13, 2026, by and among Wellgistics Health, Inc., Kare Rx Hub, LLC, Kare Pharmtech, LLC, and Healthstar Technologies, LLC (incorporated by reference to Exhibit 10.1 of Wellgistics Health, Inc.’s Current Report on Form 8-K filed with the SEC on April 21, 2026).
10.50	Acknowledgement of Indebtedness, Forbearance and Repayment Agreement dated as of May 1, 2026, by and among Marco Capital, Inc., Wellgistics, LLC, Wellgistics Health, Inc., Prashant Patel and Eric Sherb (incorporated by reference to Exhibit 10.1 of Wellgistics Health, Inc.’s Current Report on Form 8-K filed with the SEC on May 7, 2026).
10.51	Fully Binding Term Sheet, dated May 20, 2026 (incorporated by reference to Exhibit 10.1 of Wellgistics Health, Inc.’s Current Report on Form 8-K filed with the SEC on May 20, 2026).
10.52	Amendment to Note Purchase Agreement, dated May 19, 2026 (incorporated by reference to Exhibit 10.2 of Wellgistics Health, Inc.’s Current Report on Form 8-K filed with the SEC on May 20, 2026).
10.53	Amended and Restated Promissory Note, dated May 19, 2026 (incorporated by reference to Exhibit 10.3 of Wellgistics Health, Inc.’s Current Report on Form 8-K filed with the SEC on May 20, 2026).
10.54	Securities Purchase Agreement, dated May 27, 2026, by and among Wellgistics Health, Inc. and the Purchasers party thereto. (incorporated by reference to Exhibit 10.1 of Wellgistics Health, Inc.’s Current Report on Form 8-K filed with the SEC on May 29, 2026).
10.55	Registration Rights Agreement, dated May 27, 2026, by and among Wellgistics Health, Inc. and the Purchasers party thereto. (incorporated by reference to Exhibit 10.2 of Wellgistics Health, Inc.’s Current Report on Form 8-K filed with the SEC on May 29, 2026).
10.56	Placement Agency Agreement, dated May 27, 2026, by and between Wellgistics Health, Inc. and Dawson James Securities, Inc. (incorporated by reference to Exhibit 10.3 of Wellgistics Health, Inc.’s Current Report on Form 8-K filed with the SEC on May 29, 2026).
10.57	Form of Lock Up Agreement (incorporated by reference to Exhibit 10.4 of Wellgistics Health, Inc.’s Current Report on Form 8-K filed with the SEC on May 29, 2026).
16.1	Letter from Suri & Co., Chartered Accountants, dated as of July 8, 2025 (incorporated by reference herein from Exhibit 16.1 to the Company’s Current Report on Form 8-K filed with the SEC on July 8, 2025).
16.2	Letter to SEC from UHY dated November 17, 2025 (incorporated by reference herein from Exhibit 16.1 to the Company’s Current Report on Form 8-K filed with the SEC on November 17, 2025)
21.1	List of Subsidiaries of Wellgistics Health, Inc. (incorporated by reference to Exhibit 21.1 of Wellgistics Health, Inc.’s amended Registration Statement on Form S-1 filed with the SEC on January 14, 2025).
23.1***	Consent of Suri & Co.
23.2***	Consent of Whiteford, Taylor & Preston (included in Exhibit 5.1)
24.1	Power of Attorney (reference is made to the signature page to the Registration Statement).
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document and contained in Exhibit 101)
107[***]	Calculation of Filing Fee Table

*	Filed herewith
**	Previously filed.
***	To be filed by amendment
#	As permitted by Regulation S-K, Item 601(b)(10)(iv) of the Securities Exchange Act of 1934, as amended, certain confidential portions of this exhibit have been redacted from the publicly filed document. The Company agrees to furnish supplementally an unredacted copy of the exhibit to the Securities and Exchange Commission upon its request.
†	Indicates a management contract or any compensatory plan, contract or arrangement.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tampa, State of Florida, on_____________, 2026.

Signature	Title	Date

/s/ Prashant Patel	President and Director	_____________, 2026
Prashant Patel

POWER OF ATTORNEY

Each person whose signature appears below appoints Prashant Patel as his true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any registration statement (including any amendment thereto) for this offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or would do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute and substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Prashant Patel	President and Director	_____________, 2026
Prashant Patel

/s/ Eric Sherb	Chief Financial Officer	_____________, 2026
Eric Sherb

/s/ Donald Fell	Director	_____________, 2026
Donald Fell

/s/ Suren Ajjarapu	Director	_____________, 2026
Suren Ajjarapu

/s/ Prashant Patel	Director	_____________, 2026
Prashant Patel

/s/ Gary Herman	Director	_____________, 2026
Gary Herman

/s/ Marlene Velez	Director	_____________, 2026
Marlene Velez

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